Filed by Embotelladora Andina S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Embotelladoras Coca-Cola Polar S.A.
Commission File No. 001-13142

Embotelladora Andina S.A and Embotelladoras Coca-Cola Polar S.A Announce an Agreement to Merge their Operations

•                  The merger reinforces Andina as one of the leading Coca-Cola bottlers in Latin America, with operations in Argentina, Brazil, Chile and Paraguay.

•                  Controlling group of Polar will join Andina’s controlling group, thus being constituted by five partners with equal partnerships, formed by the Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families.

(Santiago de Chile, February 2, 2012)  Embotelladora Andina S.A. (“Andina”) and Embotelladoras Coca-Cola Polar S.A (“Polar”), together with their respective controlling groups, have entered today into a memorandum of understanding to merge both beverage companies, with the objective of consolidating their leading position in the bottling business for products licensed by The Coca-Cola Company in the Southern Cone and creating value and new growth opportunities for its shareholders and collaborators.

The agreement has been approved by the board of directors of Andina and Polar, and is subject to reciprocal due diligence, applicable corporate approvals -including the approval from Coca-Cola -, signing of definitive documentation and regulatory approvals in each of the countries involved.

The merger will be carried out through an exchange of newly issued Andina shares for Polar shares at an exchange ratio of 0.33269 Andina Series A shares and 0.33269 Andina Series B shares for each Polar share. The exchange ratio implies that Polar’s current shareholders will own 19.68% of Andina post-closing.

Prior to the merger, and upon the approval of their Shareholders’ Meetings, Andina and Polar will distribute dividends to their respective shareholders, in addition to those that have already been declared and paid as of today, for $28,156 and $29,566 million Chilean pesos, respectively. This represents $35.27 Chilean pesos per Series A share and $38.80 Chilean pesos per Series B share in the case of Andina, and $105.59 Chilean pesos per share in the case of Polar.

Upon closing of the transaction, the controlling shareholders of Polar will become part of Andina’s controlling shareholder group, with the Chadwick Claro family becoming a fifth member of such controlling group, together with the Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families. As a consequence, Eduardo Chadwick will join Andina’s Board of Directors upon consummation of the merger assuming the position of Vice-Chairman for the immediately following 12 months.

Eduardo Chadwick, Chairman of Polar, stated “Along with Embotelladora Andina we share visions and values, that allow us  to project a great common future as the leading Coca-Cola bottler in the Southern Cone. This merger creates a platform that will facilitate the integration of the Coca-Cola System, seizing significant synergies and creating a regional vehicle with significant growth prospects. We believe that the combined scale of our businesses will enhance our innovation and service capabilities to our shareholders, clients, consumers and suppliers.”

Juan Claro, Chairman of Andina, stated “This association is a great step for the development of both companies, combining leading franchises in their respective territories with successful management teams and a pool of talent that will clearly expand our combined operational capabilities, and will strengthen the attractiveness of the combined entity as a unique investment vehicle in the South American beverage industry, with presence in four of the main countries in the region and a wide range of  opportunities for value creation.  Additionally, this merger will offer significant growth and personal and professional development opportunities to all of the collaborators of the new merged entity.”

Considering figures for the 12 months prior to September 30, 2011, the combined entity will have a pro-forma sales volume of 641 million unit cases, generating approximately US$2,563 million of net revenues, positioning itself as one of the largest Coca-Cola bottlers in Latin America with operations in Argentina, Brazil, Chile and Paraguay.

J.P. Morgan Securities Inc. and Philippi, Yrarrazabal, Pulido & Bruner Ltda are acting as exclusive financial and legal advisors of Andina on this transaction, respectively. Penta Corredores de Bolsa together with Bansud Capital, and Alcaíno | Rodriguez are acting as exclusive financial and legal advisors of Polar on this transaction, respectively.

About Andina

Andina is the third largest Coca-Cola bottler in Latin America in terms of volume and one of the ten largest Coca-Cola bottlers globally, with annual sales volume of 499 million unit cases, representing approximately US$1,999 million of net revenues in the last 12 months as of September 30, 2011. Andina began its operations in 1946 and services franchised territories in Chile, Brazil and Argentina, covering a population of 36 million people. Andina is the largest producer of soft drinks in Chile and the second largest soft drink producer in Brazil and in Argentina. Andina has been listed on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and on the New York Stock Exchange. For more information, visit www.embotelladoraandina.com.

About Polar

Polar is a company founded in 1971 that produces, distributes and sells soft drinks under the license of Coca-Cola. Polar has franchises in Chile, Argentina and in all of the territory of Paraguay, covering a population of 12 million people. As of September 2011, Polar’s net revenues for the last 12 months were US$564 million, with sales volume of 142 million unit cases. The Company has been listed on the Santiago Stock Exchange since 1992.  For more information, visit www.coca-colapolar.com.

This release may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions, also available on our website under “The Company-Risk Factors.”